

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Klaus Roewe
Chief Executive Officer
Lilium N.V.
Galileostraße 335
82131 Gauting, Germany

   Re: Lilium N.V.
    Registration Statement on Form F-3
    Filed on June 14, 2024
    File No. 333-280219

Dear Klaus Roewe:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at 202-551-4985 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing